UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34720

Telenav, Inc.

(Exact name of registrant as specified in its charter)

4655 Great America Parkway, Suite 300

Santa Clara, CA 95054

(408) 245-3800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note: Effective February 17, 2021, pursuant to that certain Agreement and Plan of Merger, dated as of November 2, 2020, as amended on December 17, 2020, by and among Telenav, Inc., a Delaware corporation (“Telenav”), V99, Inc., a Delaware corporation (“Parent”) and Telenav99, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub was merged with and into the Company (the “Merger”) with the Company surviving the Merger as a wholly-owned subsidiary of Parent and thereby being converted from a public corporation into a private corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 1, 2021	TELENAV, INC.

	By:	/s/ Steve Debenham
		Name:	Steve Debenham
		Title:	Vice President, General Counsel